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                                                      FILED BY INFONAUTICS, INC.
                           PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                                 AND DEEMED FILED PURSUANT TO RULE 14a-12 OF THE
                                                 SECURITIES EXCHANGE ACT OF 1934

                                                    SUBJECT COMPANY: TUCOWS INC.
                                                    COMMISSION FILE NO.: 0-28284

Infonautics, Inc. has filed a Registration Statement on SEC Form S-4 in connection with the merger referenced in the following information, and Infonautics expects to mail a Proxy Statement/Prospectus to shareholders of Infonautics and stockholders of Tucows Inc. containing information about the merger after the Registration Statement has been declared effective by the SEC. Investors and security holders of Infonautics are urged to read the Registration Statement and Proxy Statement/Prospectus when it becomes available. The Registration Statement and the Proxy Statement/Prospectus will contain important information about Infonautics, Tucows, the merger and related matters. Investors and security holders may obtain a free copy of these documents (when available) and other documents filed by Infonautics at the web site maintained by the U.S. Securities and Exchange Commission at www.sec.gov. Free copies of the Proxy Statement/Prospectus and other documents may also be obtained from Infonautics by directing requests to Vice President & General Counsel, Infonautics, Inc., 590 North Gulph Road, King of Prussia, PA 19406-2800.

In addition to the Registration Statement and the Proxy Statement/Prospectus, Infonautics files annual, quarterly and special reports, proxy statements and other information with the Securities Exchange Commission. You may read and copy any reports, statements or other information filed by Infonautics at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other Public Reference Rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Rooms. Infonautics' filings with the SEC are also available to the public from commercial documents-retrieval services and at the website maintained by the SEC at www.sec.gov.

Infonautics and Tucows and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Infonautics shareholders in favor of the issuance of Infonautics stock in the merger and from Tucows stockholders in favor of the adoption of the merger agreement. A description of any interests that Tucows' directors and executive officers have in the merger will be available in the Proxy Statement/Prospectus.

The following communication contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. These forward-looking statements may include statements regarding, for example, the ability of the Company's securities to trade on the OTC Bulletin Board or another quotation system, the effect of the Company's securities trading on the OTC Bulletin Board on its day-to-day business operations and the pending merger with Tucows Inc., the completion and closing of the

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Company's pending merger with Tucows Inc., and the timing of the completion and closing of the Company's pending merger with Tucows Inc. Such statements are based on management's current expectations and are subject to a number of uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. More information about potential factors which could affect Infonautics is included in the Risk Factors sections of Infonautics' filings with the Securities and Exchange Commission. All forward-looking statements included in this document are based on information available to Infonautics as of the date of this document, and Infonautics assumes no obligation to update such forward-looking statements.

THE FOLLOWING IS THE PRESS RELEASE DISSEMINATED BY INFONAUTICS ON JUNE 21, 2001:

INFONAUTICS MOVES TO OTC BULLETIN BOARD
DAY-TO-DAY OPERATIONS AND PENDING MERGER UNAFFECTED

King of Prussia, Pa., June 21, 2001, -- Infonautics, Inc. (OTCBB: INFO) announced that its common stock, previously traded on the Nasdaq SmallCap Market, commenced trading today on the OTC Bulletin Board.

Infonautics recently appealed to the Nasdaq Listing Qualifications Panel with respect to a Nasdaq Staff Determination to remove the Company's listing on the SmallCap Market for failure to maintain a minimum bid price of $1.00 for 30 consecutive trading days. The company received notification of the Panel's determination to delist the Company's common stock from the SmallCap Market effective today for non-compliance with the minimum bid price requirements of Marketplace Rules 4310(c)(8)(B) and 4330(f).

"We are disappointed by this determination, but Infonautics' move to the OTC Bulletin Board will not affect the company's day-to-day business operations," commented Van Morris, Infonautics' President and Chief Executive Officer. "Despite this determination, Infonautics remains fully committed to the completion of our pending merger with Tucows Inc. and we are working aggressively towards closing the merger as soon as possible." Infonautics' continued listing on the Nasdaq SmallCap Market is not a condition to closing the company's merger with Tucows.

ABOUT INFONAUTICS

Infonautics, Inc. is a pioneering provider of personalized information agents and Internet sites. The Infonautics Network of Web properties includes the award-winning Company Sleuth and Job Sleuth sites. The Infonautics Network also includes Search and Reference Media sites consisting of Electric Library, Encyclopedia.com, and NewsDirectory.com. The Electric Library site was the first reference site of its type on the Internet, and is one of the largest paid subscription sites on the Web. Infonautics was founded in 1992 and is headquartered in King of Prussia, PA.

    Media contact:
       Investor Relations, Infonautics, Inc., phone 610-680-0296

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This news release contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. These forward-looking statements may include statements regarding, for example, the ability of the Company's securities to trade on the OTC Bulletin Board or another quotation system, the effect of the Company's securities trading on the OTC Bulletin Board on its day-to-day business operations and the pending merger with Tucows Inc., the completion and closing of the Company's pending merger with Tucows Inc., and the timing of the completion and closing of the Company's pending merger with Tucows Inc. Such statements are based on management's current expectations and are subject to a number of uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. More information about potential factors which could affect Infonautics is included in the Risk Factors sections of the company's filings with the Securities and Exchange Commission. All forward-looking statements included in this document are based on information available to Infonautics as of the date of this document, and Infonautics assumes no obligation to update such forward-looking statements.

INFONAUTICS and COMPANY SLEUTH are registered trademarks of Infonautics, Inc. or its subsidiaries. JOB SLEUTH, ENCYCLOPEDIA.COM, and NEWSDIRECTORY.COM are trademarks of Infonautics, Inc. or its subsidiaries. All other trademarks and service marks are the properties of their respective owners.